SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)*


                                  Clarify Inc.
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                              (Name of Corporation)

                    Common Stock, par value $0.0001 per share
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                         (Title of Class of Securities)

                                    180492100
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                                 (CUSIP Number)

                                Deborah J. Noble
        Vice President, Corporate Secretary and Associate General Counsel
                           Nortel Networks Corporation
                           8200 Dixie Road, Suite 100
                            Brampton, Ontario L6T 5P6
                                     Canada
                                 (905) 863-1103
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          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                October 18, 1999
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No. 180492100


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Nortel Networks Corporation
     62-12-62580

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  |_|
                                                            (b)  |_|

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3

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4    SOURCE OF FUNDS*
     N/A

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e) |_|

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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Canada

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NUMBER OF        7       SOLE VOTING POWER
SHARES           ---------------------------------------------------------------
BENEFICIALLY     8       SHARED VOTING POWER
OWNED BY                 2,175,569** (See Items 4 and 5.)
EACH REPORTING   ---------------------------------------------------------------
PERSON           9       SOLE DISPOSITIVE POWER
WITH             ---------------------------------------------------------------
                10       SHARED DISPOSITIVE POWER 2,175,569*** (See
                         Items 4 and 5.)
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,175,569  (See Items 4 and 5.)

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |X|

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.8%**** (See Items 4 and 5.)

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14   TYPE OF REPORTING PERSON*
     CO

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
                                   SCHEDULE 13D


** Pursuant to a stockholders agreement (the "Stockholders Agreement"), dated as of October 18, 1999, among certain holders of the securities of Clarify Inc. (as listed on Schedule A thereto) (the "Stockholder Parties") and Nortel Networks Corporation, the Stockholder Parties have agreed to vote in favor of the Merger Agreement and the Merger (each as defined in the response to Item 4) (i) the 1,122,446 shares of Clarify Common Stock over which they currently have voting power and (ii) any of the 1,053,123 shares of Clarify Common Stock they acquire through the exercise of currently exercisable stock options, which the Stockholder Parties are deemed to beneficially own pursuant to Exchange Act Rule 13-d3(d)(1)(i). The Stockholder Parties have granted Nortel Networks Corporation an irrevocable proxy with respect to such shares.

*** Pursuant to the Stockholders Agreement (but subject to certain exceptions), the Stockholder Parties may not dispose of either (i) the 1,122,446 shares of Clarify Common Stock that are currently held by them or (ii) any of the 1,053,123 shares of Clarify Common Stock they acquire through the exercise of currently exercisable stock options, which the Stockholder Parties are deemed to beneficially own pursuant to Exchange Act Rule 13-d3(d)(1)(i).

**** Calculated, pursuant to Exchange Act Rule 13-d3(d)(1)(i), by including 1,053,123 shares of Clarify Common Stock that are subject to currently exercisable stock options held by the Stockholder Parties, which the Stockholder Parties are deemed to beneficially own pursuant to Exchange Act Rule 13-d3(d)(1)(i), in both the number of shares of Clarify Common Stock beneficially owned by Nortel Networks and the total number of shares of Clarify Common Stock outstanding.

                                  SCHEDULE 13D
                         RELATING TO THE COMMON STOCK OF
                                  CLARIFY INC.

Item 1.  Security and Issuer.

     This Statement on Schedule 13D (this "Statement") relates to the common stock, par value $.0001 per share ("Clarify Common Stock"), of Clarify Inc., a Delaware corporation ("Clarify"). The principal executive offices of Clarify are located at 2560 Orchard Parkway, San Jose, CA 95131.

Item 2.  Identity and Background.

     This Statement is being filed by Nortel Networks Corporation, a Canadian corporation ("Nortel Networks"). The principal business and principal office of Nortel Networks are located at 8200 Dixie Road, Suite 100, Brampton, Ontario L6T 5P6, Canada. Nortel Networks is a leading global supplier of data and telephony network solutions and services. Its business consists of the design, development, manufacture, marketing, sale, financing, installation, servicing and support of data and telephony networks for public and private institutions; local, long-distance, personal communications services and cellular mobile communications companies; cable television companies; Internet service providers; and utilities.

     BCE Inc. ("BCE"), a Canadian corporation, and Canada's largest telecommunications company, holds directly or indirectly, approximately 39.6% of the issued and outstanding common shares of Nortel Networks. Four directors who sit on BCE's Board of Directors, one of whom is an officer of BCE, serve as directors of Nortel Networks. The information concerning BCE and its directors and executive officers is included solely because, by virtue of the relationships described above, BCE may be deemed to control Nortel Networks.

     (a)-(c); (f) The name, business address, present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted of each of the directors and executive officers of Nortel Networks and BCE is set forth in Schedule I and
Schedule II hereto, respectively, which are incorporated herein by reference. The citizenship of each person listed in Schedule I and Schedule II are indicated thereon.

     (d)-(e) During the last five years, neither Nortel Networks nor, to the knowledge of Nortel Networks, BCE or any of the persons listed on Schedule I and
Schedule II hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     As more fully described below, pursuant to the terms of the Stock Option Agreement (as defined in the response to Item 4), Nortel Networks will have the right, upon the occurrence of certain events specified therein, to purchase from time to time up to 4,707,333 shares of Clarify Common Stock (subject to adjustment as provided in the Stock Option Agreement) at a price of $68.09 per share. If Nortel Networks purchases Clarify Common Stock pursuant to the Stock Option Agreement, Nortel Networks anticipates that the funds to finance such purchase would come from working capital, although no definitive determination has been made at this time as to the source of such funds. However, pursuant to the terms of the Stock Option Agreement, Nortel Networks can choose to perform a cashless exercise of the Option (as defined in the response to Item 4), requiring no funds to gain the benefits of the Option.

     As described in the response to Item 4, the Stockholder Parties (as defined in the response to Item 4) have entered into the Stockholders Agreement with Nortel Networks pursuant to which the Stockholder Parties have agreed to vote the 1,122,446 shares of Clarify Common Stock over which they have voting power in favor of adoption of the Merger Agreement and approval of the Merger, and have granted to Nortel Networks an irrevocable proxy with respect to such shares for such purpose. In addition, subject to certain exceptions, the Stockholder Parties have agreed not to dispose of the shares of Clarify Common Stock held by them. Any shares acquired by any Stockholder Party subsequent to the date of the Stockholders Agreement, including by exercise of any of the Stockholder Parties' 1,053,123 vested options, would be subject to the same restrictions on voting and disposition.

Item 4. Purpose of Transaction.

     Merger and Merger Agreement

     On October 18, 1999, Nortel Networks, Clarify and Northern Crown Subsidiary, Inc., a Delaware corporation and a wholly-owned subsidiary of Nortel Networks ("Merger Sub"), entered into an Agreement and Plan of Merger, dated as of October 18, 1999 (the "Merger Agreement"), a copy of which is incorporated herein by reference to Clarify Inc.'s Current Report on Form 8-K dated October 18, 1999, filed with the Securities Exchange Commission on October 26, 1999. The Merger Agreement provides, among other things, for the merger (the "Merger") of Merger Sub with and into Clarify with Clarify being the corporation surviving the merger (the "Surviving Corporation").

     Pursuant to the Merger Agreement, at the Effective Time (as defined in the Merger Agreement), each share of Clarify Common Stock issued and outstanding immediately prior to the Effective Time (excluding those held in the treasury of Clarify, by any subsidiary of Clarify or by Nortel Networks or any subsidiaries of Nortel Networks (collectively, the "Excluded Shares")) will cease to exist and be converted into the right to receive 1.3 common shares, without par value, of Nortel Networks (the "Nortel Networks Common Shares"). The Merger Agreement defines the number of Nortel Networks Common Shares to be exchanged for each share of Clarify Common Stock as the "Exchange Ratio," and provides that the Exchange Ratio shall be subject to adjustment in the event of a stock split, stock dividend or similar transaction with respect to the Nortel Networks Common Shares. The Merger Agreement also provides that each Excluded Share will be canceled and retired without the payment of any consideration therefor.

     At the Effective Time, Clarify will become a wholly-owned subsidiary of Nortel Networks. As a consequence of the Merger, Nortel Networks will own 100% of the Clarify Common Stock. The Clarify Common Stock will be delisted from trading on the Nasdaq National Market of The Nasdaq Stock Market, Inc. and Clarify will no longer be required to file periodic reports under Section 12(b) of the Securities Exchange Act of 1934 (the "Exchange Act").

     Consummation of the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of certain conditions, including, but not limited to, approval of the Merger and the Merger Agreement by the holders of shares of Clarify Common Stock, expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), approval of listing of the Nortel Networks Common Shares on the New York, Toronto and Montreal Stock Exchanges and other customary conditions.

     Pursuant to the Merger Agreement, (i) the certificate of incorporation and the by-laws of Merger Sub as in effect immediately prior to the Effective Time will be the certificate of incorporation and by-laws of the Surviving Corporation, (ii) the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation until their successors have been duly elected and qualified or until their resignation or removal and
(iii) the officers of Clarify immediately prior to the Effective Time shall continue to serve as the officers of the Surviving Corporation until their successors have been duly elected and qualified or appointed or until their resignation or removal.

     The Merger Agreement contains certain customary restrictions on the conduct of the business of Clarify pending the Merger, including, without limitation, not declaring, setting aside or paying any dividend or distribution on any capital stock.

     Stock Option Agreement

     As a condition and inducement to Nortel's entering into the Merger Agreement, concurrently with the execution of the Merger Agreement, Nortel Networks and Clarify entered into a Stock Option Agreement, dated as of October 18, 1999 (the "Stock Option Agreement"), a copy of which is incorporated herein by reference to Clarify Inc.'s Current Report on Form 8-K dated October 18, 1999, filed with the Securities Exchange Commission on October 26, 1999. Pursuant to the Stock Option Agreement, Clarify granted Nortel Networks an irrevocable option (the "Option") to purchase, pursuant to the terms and conditions thereof, up to 4,707,333 (subject to adjustment as provided in the Stock Option Agreement) fully paid and nonassessable shares of Clarify Common Stock at a price of $68.09 per share (the "Option Price"). The Stock Option Agreement provides that Nortel Networks may exercise the Option in whole or in part at any time from time to time following the occurrence of a Triggering Event (as defined below) by delivering a written notice to Clarify in accordance with the terms of the Stock Option Agreement. The right to exercise the Option shall terminate upon the occurrence of an Exercise Termination Event, which shall mean each of the following: (i) the Effective Time, (ii) termination of the Merger Agreement in accordance with the provisions of Section 8.01(a), 8.01(d)(i), 8.01(d)(ii) or 8.01(d)(iii) of the Merger Agreement, or termination of the Merger Agreement by the Issuer in accordance with the provisions of
Section 8.01(b) thereof, or termination of the Merger Agreement by Nortel Networks in accordance with the provisions of Section 8.01(b) thereof by reason solely of non-willful breaches of representations warranties or covenants by Clarify, or termination of the Merger Agreement by Nortel Networks in accordance with the provisions of Section 8.01(c); (iii) termination of the Merger Agreement by Clarify in accordance with the provisions of Section 8.01(c), or termination of the Merger Agreement pursuant to Section 8.01(d)(iv) thereof, or termination of the Merger Agreement by Nortel Networks in accordance with the provisions of Section 8.01(b) thereof under circumstances where clause (ii) above is inapplicable, in each case only if such termination occurs prior to the occurrence of an Initial Triggering Event; (iv) the passage of 12 months (or such later period as provided in Section 10 of the Stock Option Agreement) after termination of the Merger Agreement other than as set forth in clauses (ii) and
(iii) above; or (v) the receipt by Nortel Networks (pursuant to its request) of the Termination Fee (as defined in the Merger Agreement).

     "Initial Triggering Event" means any of the following events or transactions: (i) Clarify or any of its subsidiaries, without having received Nortel Networks' prior written consent, shall have entered into an agreement to engage in an Acquisition Transaction (as defined below) with any person other than Nortel Networks or any of its subsidiaries or the Board of Directors of Clarify shall have recommended that the stockholders of Clarify approve or accept any Acquisition Transaction; (ii) Clarify or any of its subsidiaries, without having received Nortel Networks' prior written consent, shall have authorized, recommended, proposed or publicly announced its intention to authorize, recommend or propose, to engage in an Acquisition Transaction with any person other than Nortel Networks or a subsidiary thereof or shall have authorized or engaged in, or announced its intention to authorize or engage in, any negotiations regarding an Acquisition Transaction with any person other than Nortel Networks or a subsidiary thereof, or the Board of Directors of Clarify shall have failed to recommend or shall have publicly withdrawn or modified, or publicly announced its intention to withdraw or modify, in any manner adverse to Nortel Networks, its recommendation that the stockholders of Clarify approve the Merger; (iii) the stockholders of Clarify shall have voted and failed to approve the Merger at a meeting which has been held for that purpose or any adjournment or postponement thereof, or such meeting shall not have been held in violation of the Merger Agreement or shall have been canceled prior to termination of the Merger Agreement if, prior to such meeting (or if such meeting shall not have been held or shall have been canceled, prior to such termination), any person (other than Nortel Networks or a subsidiary thereof) shall have made a proposal to Clarify or its stockholders by public announcement or written communication that is or becomes the subject of public disclosure to engage in an Acquisition Transaction; (iv)(a) any person other than Nortel Networks or any subsidiary of Nortel Networks shall have acquired beneficial ownership or the right to acquire beneficial ownership of 20% or more of the then outstanding shares of Common Stock of Clarify or (b) any group (the term "group" having the meaning assigned in Section 13(d)(3) of the Exchange Act), other than a group of which Nortel Networks or any subsidiary thereof is a member, shall have been formed that beneficially owns 20% or more of the shares of the then outstanding Common Stock of Clarify; (v) any person other than Nortel Networks or any subsidiary thereof shall have made a bona fide proposal to Clarify or its stockholders to engage in an Acquisition Transaction and such proposal shall have become publicly known, or shall have commenced, or publicly announced its intention to commence, a tender or exchange offer to acquire beneficial ownership of 20% or more of the then outstanding shares of Common Stock of Clarify; (vi) Clarify shall have willfully breached any representation, warranty, covenant or obligation contained in the Merger Agreement and such breach (x) would entitle Nortel Networks to terminate the Merger Agreement and (y) shall not have been cured prior to the Notice Date (as defined in the Stock Option Agreement); or (vii) any person other than Nortel Networks or any subsidiary thereof, other than in connection with a transaction to which Nortel Networks has given its prior written consent, shall have filed with any federal or state regulatory or governmental authority an application for approval or notice of intention to engage in an Acquisition Transaction.

     "Acquisition Transaction" means (w) a merger or consolidation, or any similar transaction, involving Clarify or a Significant Subsidiary (as defined in Rule 1-02 of Regulation S-X promulgated by the SEC) of Clarify, (x) a purchase, lease or other acquisition or assumption of all or more than 20% of the consolidated assets of Clarify (including by way of merger, consolidation, share exchange or otherwise involving any subsidiary of Clarify), (y) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of beneficial ownership of securities representing 20% or more of the voting power of Clarify or a Significant Subsidiary (as defined in Rule 1-02 of Regulation S-X promulgated by the SEC) of Clarify, or (z) any substantially similar transaction; provided, however, that in no event shall any merger, consolidation, purchase or similar transaction involving only Clarify and one or more of its wholly-owned subsidiaries or involving only any two or more of such wholly-owned subsidiaries, be deemed to be an Acquisition Transaction, if such transaction is not entered into in violation of the terms of the Merger Agreement.

     An Initial Triggering Event together with a Subsequent Triggering Event causes a "Triggering Event." "Subsequent Triggering Event" means either of the following events or transactions: (i) the acquisition by any person or by a group other than Nortel Networks or any subsidiary of Nortel Networks of beneficial ownership of 25% or more of the then outstanding Common Stock of Clarify; or (ii) the occurrence of the Initial Triggering Event described in clause (iv) of the above paragraph, except that the references to 20% in clause
(x) and clause (y) shall each be deemed to be a reference to 25%.

     Upon the occurrence of any Subsequent Triggering Event that occurs prior to an Exercise Termination Event, Clarify shall, subject to Section 6(d) of the Stock Option Agreement, at the request of Nortel Networks delivered within twelve (12) months of such Subsequent Triggering Event (whether on its own behalf or on behalf of any subsequent holder of the Option (or part thereof) or any of the shares of Common Stock of Clarify issued pursuant to the Stock Option Agreement), promptly prepare, file and keep current a shelf registration statement under the Securities Act of 1933 covering any shares issued and issuable pursuant to the Option and shall use its reasonable best efforts to cause such registration statement to become effective and remain current in order to permit the sale or other disposition of any shares of Common Stock of Clarify issued upon total or partial exercise of the Option ("Option Shares") in accordance with any plan of disposition requested by Nortel Networks. Clarify will use its reasonable best efforts to cause such registration statement promptly to become effective and then to remain effective for a period not in excess of 180 days from the day such registration statement first becomes effective or such shorter time as may be reasonably necessary, in the judgment of Nortel Networks or the Holder, to effect such sales or other dispositions. Nortel Networks shall have the right to demand two such registrations.

     Clarify has agreed that upon the occurrence of a Repurchase Event (as defined below) and ending 12 months thereafter, (i) at the written request of a Holder (as defined in the Stock Option Agreement) delivered prior to an Exercise Termination Event, to repurchase the Option from such Holder at a price equal to the amount by which (A) the market/offer price (as defined in the Stock Option Agreement) exceeds (B) the Option Price, multiplied by the number of shares for which the Option may then be exercised, and (ii) at the request of the owner of Option Shares from time to time (the "Owner"), delivered in writing prior to an Exercise Termination Event, Clarify shall repurchase such number of the Option Shares from the Owner as the Owner shall designate at a price equal to the market/offer price multiplied by the number of Option Shares so designated. A "Repurchase Event" shall be deemed to have occurred (i) upon the consummation of any merger, consolidation or similar transaction involving Clarify or any purchase, lease or other acquisition of all or substantially all of the assets of Clarify on a consolidated basis, other than any such transaction which would not constitute an Acquisition Transaction (as defined in the Stock Option Agreement) pursuant to the proviso to Section 2(c)(i) of the Stock Option Agreement or (ii) upon the acquisition by any person of beneficial ownership of 50% or more of the then outstanding shares of Common Stock of Clarify; provided that no such event shall constitute a Repurchase Event unless a Subsequent Triggering Event shall have occurred prior to an Exercise Termination Event.

     Notwithstanding any other provision of the Stock Option Agreement, the Option may not be exercised so as to result in a Total Profit (as defined in the Stock Option Agreement) derived from shares acquired pursuant to the Option that exceeds $70 million.

     Stockholders Agreement

     As a further condition and inducement to Nortel's entering into the Merger Agreement, concurrently with the execution of the Merger Agreement and the Stock Option Agreement, Nortel Networks entered into the Stockholders Agreement with the stockholders listed on Schedule A thereto (the "Stockholder Parties"), a copy of which is incorporated herein by reference to Clarify Inc.'s Form 8-K dated October 18, 1999, filed with the Securities Exchange Commission on October 26, 1999. Pursuant to the Stockholders Agreement, the Stockholder Parties have agreed to vote in favor of the Merger Agreement and the Merger, or if applicable, give consents with respect to, (i) the 1,122,446 shares of Clarify Common Stock currently held by them and (ii) any shares of Clarify Common Stock subsequently acquired by them, including through the exercise of stock options. The Stockholder Parties have granted to Nortel Networks an irrevocable proxy with respect to such shares. In addition, the Stockholder Parties have agreed not to dispose any shares of Clarify Common Stock (subject to certain exceptions). The Stockholders Agreement will terminate on the earliest of: (a) the Effective Time (as defined in the Merger Agreement); (b) termination of the Merger Agreement in accordance with the provisions of Section 8.01(a), 8.01(d)(i), 8.01(d)(ii) or 8.01(d)(iii) of the Merger Agreement, or termination of the Merger Agreement by Clarify in accordance with the provisions of Section 8.01(b) thereof, or termination of the Merger Agreement by Nortel in accordance with the provisions of Section 8.01(b) thereof by reason solely of non-willful breaches of representations warranties or covenants by Clarify, or termination of the Merger Agreement by Nortel in accordance with the provisions of Section 8.01(c); (c) termination of the Merger Agreement by Clarify in accordance with the provisions of Section 8.01(c), or termination of the Merger Agreement pursuant to Section 8.01(d)(iv) thereof, or termination of the Merger Agreement by Nortel in accordance with the provisions of Section 8.01(b) thereof under circumstances where clause (b) above is inapplicable, in each case only if at the time of such termination the conditions to payment of the Termination Fee set forth in Section 8.02(b)(i), 8.02(b)(ii) or 8.02(b)(iii), other than the condition set forth in clause (z) of the relevant section, have not been met; and (d) 120 days following termination of the Merger Agreement (if otherwise terminated).

     The foregoing summaries of the Merger Agreement, the Stock Option Agreement and the Stockholders Agreement do not purport to be complete and are qualified in their entirety by reference to the text of such agreements incorporated by reference as Exhibits 1, 2 and 3 hereto, respectively.

     Except as set forth in this Statement, the Merger Agreement, the Stock Option Agreement or the Stockholders Agreement, neither Nortel Networks nor, to the best of Nortel Networks' knowledge, BCE or any of the individuals named in
Schedule I or Schedule II hereto has any plans or proposals which relate to or which would result in or relate to any of the actions specified in subparagraphs
(a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     (a) - (b) By reason of its execution of the Stock Option Agreement, Nortel Networks may be deemed to have beneficial ownership of, and sole voting and dispositive power with respect to, the shares of Clarify Common Stock subject to the Option and, accordingly, might be deemed as a result of the Stock Option Agreement to beneficially own 4,707,333 shares of Clarify Common Stock (approximately 16.6% of the outstanding Clarify Common Stock, based upon (i) the 23,654,944 shares of Clarify Common Stock outstanding on October 14, 1999, as represented to Nortel Networks by Clarify in the Merger Agreement, plus (ii) an additional 4,707,333 shares that Clarify will issue to Nortel Networks in the event that the Option is exercised). However, Nortel Networks expressly disclaims any beneficial ownership of the shares of Clarify Common Stock which are purchasable by Nortel Networks upon exercise of the Option on the grounds that the Option is not currently exercisable and only becomes exercisable upon the occurrence of the events referred to in Item 4 above. If the Option were exercised, Nortel Networks would have the sole right to vote and to dispose of the shares of Clarify issued as a result of such exercise.

     In addition, Nortel Networks may as a result of the Stockholders Agreement be deemed to beneficially own the shares of Clarify Common Stock that are held by the Stockholder Parties and, pursuant to Exchange Act Rule 13-d3(d)(1)(i), the shares of Clarify Common Stock that are subject to currently exercisable stock options held by such parties (together, the "Beneficially Owned Shares"). Based on the aggregate number of Beneficially Owned Shares (2,175,569), Nortel Networks may as a result of the Stockholders Agreement be deemed to beneficially own approximately 8.8% of the outstanding Clarify Common Stock (based on the 24,708,067 shares of Clarify Common Stock outstanding on October 14, 1999, as represented to Nortel Networks by Clarify in the Merger Agreement, plus the 1,053,123 shares of Clarify Common Stock subject to currently exercisable stock options held by the Stockholder Parties, as represented to Nortel Networks by Clarify). The Stockholder Parties and Nortel Networks may be deemed to have shared power to vote or to direct the vote with respect to the Beneficially Owned Shares. The Stockholders Agreement also provides that, subject to certain exceptions, the Stockholder Parties may not dispose of the Beneficially Owned Shares and, because this provision may be waived by Nortel Networks, the Stockholder Parties and Nortel Networks may be deemed to have shared power to dispose or direct the disposition of the Beneficially Owned Shares.

     Except as set forth in this Item 5, none of Nortel Networks or, to the best of Nortel Networks' knowledge, BCE or any of the individuals named in Schedule I or Schedule II hereto beneficially owns any shares of Clarify Common Stock.

     (c) Except for entering into the agreements described above, neither Nortel Networks nor, to the best of Nortel Networks' knowledge, BCE or any of the individuals named in Schedule I or Schedule II hereto, has effected any transaction in Clarify Common Stock during the past 60 days.

     (d) So long as Nortel Networks has not exercised the Option (and prior to the consummation of the Merger), Nortel Networks does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Clarify Common Stock.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of Clarify.

     Except as provided in the Merger Agreement, the Stock Option Agreement or the Stockholders Agreement or as set forth in this Statement, neither Nortel Networks nor, to the best of Nortel Networks' knowledge, BCE or any of the individuals named in Schedule I or Schedule II hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Clarify, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material To Be Filed as Exhibits.

Exhibit 1  --  Agreement and Plan of Merger, dated as of October 18, 1999, among
               Nortel Networks Corporation, Northern Crown Subsidiary, Inc. and Clarify Inc. Incorporated herein by reference to Exhibit 2.1 of the Clarify Inc. Current Report on Form 8-K, dated October 18, 1999 (filed October 26, 1999).

Exhibit 2  --  Stock Option Agreement, dated as of October 18, 1999, between
               Nortel Networks Corporation and Clarify Inc. Incorporated herein by reference to Exhibit 99.1 of the Clarify Inc. Current Report on Form 8-K, dated October 18, 1999 (filed October 26, 1999).

Exhibit 3 --   Stockholders Agreement, dated as of October 18, 1999, between
               Nortel Networks Corporation and the stockholders listed on Schedule A thereto. Incorporated herein by reference to Exhibit
               99.2 of the Clarify Inc. Current Report on Form 8-K, dated
               October 18, 1999 (filed October 26, 1999).

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  October 27, 1999


                         Nortel Networks Corporation


                         By:     /s/ Deborah J. Noble
                                 ---------------------
                         Name:   Deborah J. Noble
                         Title:  Vice President, Corporate Secretary and
                                 Associate General Counsel


                         By:     /s/ Blair F. Morrison
                                 ---------------------
                         Name:   Blair F. Morrison
                         Title:  Assistant General Counsel

                                   SCHEDULE I
                       DIRECTORS AND EXECUTIVE OFFICERS OF
                           NORTEL NETWORKS CORPORATION

     The name, citizenship, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Nortel Networks Corporation is set forth below. Unless otherwise indicated below, the business address of each director and executive officer is Nortel Networks Corporation, 8200 Dixie Road, Suite 100, Brampton, Ontario L6T 5P6, Canada.


NAME AND CITIZENSHIP                PRESENT PRINCIPAL OCCUPATION
                                    OR EMPLOYMENT
Directors
Barford, Ralph M.                    President
Canadian                             Valleydene Corporation Limited
                                     20 Eglinton Avenue West, Ste. 1903
                                     P.O. Box 2026
                                     Toronto, Ontario M4R 1R8
                                     Canada

Blanchard, James J.                  Verner, Liipfert, Bernhard,
American                             McPherson and Hand
                                     901-15th Street, N.W., Suite 700
                                     Washington, DC  20005-2301  USA

Carlucci, Frank C.                   Chairman
American                             The Carlyle Group
                                     1001 Pennsylvania Avenue N.W.
                                     Washington, DC  20004  USA
                                     (non-executive Chairman of
                                     Nortel Networks Corporation)

Currie, Richard J.                   President
Canadian                             George Weston Limited
                                     and Loblaw Companies Limited
                                     22 St. Clair Avenue East
                                     Suite 1901
                                     Toronto, Ontario M4T 2S7
                                     Canada

Fortier, L. Yves                     Chairman & Senior Partner
Canadian                             Ogilvy Renault
                                     1981 McGill College Avenue
                                     12th Floor
                                     Montreal, Quebec H3A 3C1
                                     Canada

House, David L.                      13340 Old Oak Way
American                             Saratoga, CA  95070

Ingram, Robert A.                    Chairman
American                             Glaxo Wellcome Inc.
                                     5 Moore Drive
                                     Research Triangle Park, NC 27709
                                     USA


Monty, Jean C.                       President and Chief Executive Officer
Canadian                             BCE Inc.
                                     1000 rue de la Gauchetiere Ouest
                                     Suite 3700
                                     Montreal, Quebec H3B 4Y7
                                     Canada

Pilkington, Sir Antony               Retired Chairman
British                              Pilkington plc
                                     Group Headquarters
                                     Prescot Road, St. Helens
                                     Merseyside, England WA10 3TT
                                     United Kingdom

Roth, John A.                        President and Chief Executive Officer
Canadian                             Nortel Networks Corporation


Saucier, Guylaine                    Chairman of the Board
Canadian                             Canadian Broadcasting Corporation
                                     1321 Sherbrooke Street West
                                     Suite C-61
                                     Montreal, Quebec H3G 1J4
                                     Canada

Smith, Jr., Sherwood H.              Chairman of the Board
American                             Emeritus
                                     Carolina Power & Light Company
                                     One Hanover Square Building
                                     411 Fayetteville Street Mall
                                     Raleigh, North Carolina  27601-1748
                                     USA

Wilson, Lynton R.                    Chairman (non-executive)
Canadian                             BCE Inc.
                                     181 Bay Street, Suite 4700
                                     P.O. Box 794
                                     Toronto, Ontario M5J 2T3
                                     Canada

Officers
--------

Beatty, Douglas C.                   Vice-President and Controller
Canadian


Buechner, Klaus M.                   Senior Vice-President, Mergers and Canadian
                                     Acquisitions, Carrier Packet Solutions

Burn, David L.                       Vice-President, Taxation
Canadian


Chandran, Clarence J.                Executive Vice-President and President,
Canadian                             Service Provider and Carrier Group
                                     4006 E. Chapel Hill-Nelson Hwy
                                     Research Triangle Park, North Carolina
                                     27709 USA

Conner, William F.                   Executive Vice-President and
American                             Chief Marketing Officer
                                     2375 Glenville Drive
                                     Building B
                                     Richardson, Texas 75082
                                     USA

Craig, John A.                       Executive Vice-President and President,
Canadian                             Wireless and Carrier Solutions
                                     5405 Windward Parkway
                                     Alpharetta, Georgia 30004
                                     USA

DeRoma, Nicholas J.                  Senior Vice-President and General Counsel
American


Desch, Matthew J.                    Executive Vice-President and President,
American                             Service Provider Solutions
                                     Maidenhead Office Park
                                     Westacott Way
                                     Maidenhead, Berkshire
                                     England  SL6 3QH

Donahee, Gary R.                     Senior Vice-President and President, Service
Canadian                             Provider Solutions
                                     221 Lakeside Blvd.
                                     Richardson, Texas  75082-4399
                                     USA


Doolittle, John M.                   Vice-President and Assistant Treasurer
Canadian

Dunn, Frank A.                       Senior Vice-President and Chief Financial Officer
Canadian

Hunt, Daniel J.                      Senior Vice-President and President, Nortel CALA
American                             1500 Concord Terrace
                                     Sunrise, Florida 33323
                                     USA

Huret, Jerome P.                     Senior Vice-President, Corporate Development
French                               One Curzon Street
                                     London, England W1Y 7FN
                                     United Kingdom

Kaye, Robert B.                      Vice-President and General Auditor
Canadian

Kerr, Margaret G.                    Senior Vice-President, Human Resources Strategy
Canadian

Kerr, William R.                     Senior Vice-President, Finance and Business
Canadian                             Development

Long, James R.                       Executive Vice-President and President,
American                             Enterprise Solutions
                                     Galatyn North
                                     23745A Glenville Drive
                                     Richardson, Texas 75082
                                     USA

MacDonald, Arthur A.                 Senior Vice-President, Corporate Services
Canadian

Mao, Robert Y.L.                     Senior Vice-President and President and Chief
American                             Executive Officer, Nortel
                                     China
                                     3/F Beijing Tower
                                     #10 East Chang'an Avenue
                                     Beijing, Peoples Republic of China
                                     100006

Morrison, Blair F.                   Assistant Secretary
Canadian

Noble, Deborah J.                    Vice-President, Corporate Secretary and Associate
Canadian                             General Counsel

Pahapill, Mary Anne E.               Vice-President, Corporate Reporting and Assistant
Canadian                             Controller

Powell, Keith I.                     Senior Vice-President, Information Systems and
Canadian                             Chief Information Officer

Roth, John A.                        President and Chief Executive Officer
Canadian

Stevenson, Katharine B.              Vice-President and Treasurer
Canadian/American


                                   SCHEDULE II
                       DIRECTORS AND EXECUTIVE OFFICERS OF
                                    BCE INC.

     The name, citizenship, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of BCE Inc. is set forth below.

NAME AND CITIZENSHIP                 PRESENT PRINCIPAL OCCUPATION
                                     OR EMPLOYMENT

Directors
Barford, Ralph M.                    President
Canadian                             Valleydene Corporation Limited
                                     20 Eglinton Avenue W.
                                     Suite 1903
                                     P.O. Box 2026
                                     Toronto, Ontario M4R 1K8
                                     Canada

Charest, Micheline                   Chairman & Co - CEO
Canadian                             CINAR Corporation
                                     1055 Rene-Levesque Blvd. East
                                     Suite 800
                                     Montreal, Quebec H2L 4S5
                                     Canada

Currie, Richard J., C.M.             President
Canadian                             George Weston Limited
                                     22 St. Clair Avenue East
                                     Suite 2001
                                     Toronto, Ontario M4T 2S7
                                     Canada

Guillevin Wood, Jeannine, O.C.       Chairman of the Board
Canadian                             Banque Laurentienne
                                     1981, Avenue McGill College, 20e
                                     Montreal, Quebec, H3A 3K3
                                     Canada

Kaufman, Donna S.                    Lawyer and Corporate Director
Canadian                             2 St. Clair Avenue East
                                     Suite 800
                                     Toronto, Ontario M4T 2T5
                                     Canada

Kierans, Thomas E.                   Director
Canadian                             Clarkson Center for Business Ethics
                                     and Holder of the Geofrrey R. Conway
                                     Chair at the Joseph L. Rotman
                                     School of Management
                                     University of Toronto
                                     Suite 331
                                     100 Richmond Street West
                                     Toronto, Ontario
                                     M5H 3K6

Levitt, Brian M.                     President and Chief Executive Officer
Canadian                             Imasco Limited
                                     600, boul. de Maisonneuve Ouest
                                     19e etage
                                     Montreal, Quebec H3A 3K7
                                     Canada

McArthur, John H.                    Dean Emeritus
Canadian                             Harvard University Graduate School of Business
                                     Administration
                                     Soldiers Field
                                     Boston, Massachusetts 02163
                                     U.S.A.

Monty, Jean C., C.M.                 President and Chief Executive Officer
Canadian                             BCE Inc.
                                     1000, rue de La Gauchetiere Ouest
                                     Bureau 3700
                                     Montreal, Quebec H3B 4Y7
                                     Canada

Newall, J. Edward, O.C.              Chairman
Canadian                             Newall & Associates
                                     #2015 Bankers Hall
                                     855 - 2nd Street S.W.
                                     Calgary, Alberta T2P 4J7
                                     Canada

Saint-Pierre, Guy, O.C.              President du Conseil
Canadian                             Groupe SNC-Lavalin Inc.
                                     455, boul. Rene-Levesque Ouest
                                     21e etage
                                     Montreal, Quebec H2Z 1Z3
                                     Canada

Tellier, Paul M., P.C., C.C., C.R.   President and Chief Executive Officer
Canadian                             Canadian National Railway Company
                                     935, rue de La Gauchetiere Ouest
                                     16e etage
                                     Montreal, Quebec H3B 2M9
                                     Canada

Wilson, Lynton R., O.C.              Chairman (non-executive)
Canadian                             BCE Inc.
                                     181 Bay Street, Suite 4700
                                     P.O. Box 794
                                     Toronto, Ontario M5J 2T3
                                     Canada

Young, Victor L., O.C.               Chairman and Chief Executive Officer
Canadian                             Fishery Products International Limited
                                     70 O'Leary Avenue
                                     P.O. Box 550
                                     St. John's, Newfoundland A1C 5L1
                                     Canada

Officers
--------

Anderson, William D.                 Chief Financial Officer
Canadian                             1000, rue de La Gauchetiere Ouest
                                     Suite 3700
                                     Montreal, Quebec H3B 4Y7
                                     Canada

Lessard, Pierre N.                   Vice-President and Treasurer
Canadian                             1000, rue de La Gauchetiere Ouest
                                     Suite 3700
                                     Montreal, Quebec H3B 4Y7
                                     Canada

Monty, Jean C.                       President and Chief Executive Officer
Canadian                             1000, rue de La Gauchetiere Ouest
                                     Suite 3700
                                     Montreal, Quebec H3B 4Y7
                                     Canada

Nicholson, Peter J. M.               Chief Strategy Officer
Canadian                             1000, rue de La Gauchetiere Ouest
                                     Suite 3700
                                     Montreal, Quebec H3B 4Y7
                                     Canada

Pickford, Barry W.                   Vice-President -- Taxation
Canadian                             1000, rue de La Gauchetiere Ouest
                                     Suite 3700
                                     Montreal, Quebec H3B 4Y7
                                     Canada

Ryan, Marc J.                        Corporate Secretary
Canadian                             1000, rue de La Gauchetiere Ouest
                                     Suite 3700
                                     Montreal, Quebec H3B 4Y7
                                     Canada

Turcotte, Martine                    Chief Legal Officer
Canadian                             1000, rue de La Gauchetiere Ouest
                                     Suite 3700
                                     Montreal, Quebec H3B 4Y7
                                     Canada